

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Georges Gemayel, Ph.D.
Interim President and Chief Executive Officer
Gemini Therapeutics, Inc.
297 Boston Post Road #248
Wayland, MA 01778

> **Re: Gemini Therapeutics, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed October 7, 2022**
> **File No. 333-267276**

Dear Georges Gemayel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1. We note your response to comment 2. Please revise the cover page to provide sample calculations of the exchange ratio taking into account the proposed reverse stock split, Gemini's net cash, and other material factors. Include a high and low range.

2. We note the revised disclosure in response to comment 3. Please clarify, if true, that the the shares to be sold in the Disc pre-closing financing are not included in the shares to be registered in this registration statement.

The Merger
Background of the Merger, page 137

3.   Revise the background section and elsewhere as applicable to clarify when Gemini received projections from Disc, and what adjustments were made. Revise to clarify how Gemini management and the Gemini Board determined the reasonableness of the projections and the assumptions underlying the projections.

Gemini Reasons for the Merger, page 147

4.   We note the response to comment 12. Further clarify what consideration the Gemini Board gave to the speculative nature of the discounted cash flow analysis through 2041 and the projections through the same extended period. Also revise to clarify what, if any, consideration the Board gave to the separate possibility that the Disc product candidates do not successfully complete clinical trials. Finally, disclose how the Gemini Board used the projections and whether, and if so, how, its consideration of projections that extended beyond the next two years may have differed from its consideration of the extended projections.

Summary of Financial Analysis, page 154

5.   Revise this section to disclose all analyses provided to the Board. For example, revise to disclose the discounted cash flow analysis here, including the underlying assumptions. Disclose the Gemini Liquidation analysis.

6.   We reissue comment 14. Clarify why the financial advisor felt it was appropriate to include a discounted cash flow analysis using the full projections through 2041, given Disc's development status, and did not propose a shorter time period. Identify all material reasons in addition to any directive from Gemini management or Board. Revise the discussion of the discounted cash flow analysis to discuss all material assumptions, including which product candidates obtain FDA approval, when they receive FDA approval and when they become commercially available. Clarify what consideration was given to avoiding adjustments for success probabilities, where product candidates either achieve FDA approval or they do not.

7.   We note the response to comment 15. For the selected companies analysis, revise to provide the column with the stage of development for the selected companies. Further clarify the reasons for excluding the three public companies. In doing so, provide further description of the "negative data", "more advanced data" and to what extent the third company traded at a negative enterprise value.

Certain Unaudited Financial Projections, page 158

8.   We note your response to comment 16 and your updated disclosures starting on page 158. As previously requested, please disclose any specific assumptions related to regulatory approvals.

9. Revise this section and its heading to clarify that you have disclosed all material projections considered by the Gemini Board in reaching its determination regarding the merger and merger agreement. Revise to clearly state the assumptions underlying the projections as provided by Disc, and how Gemini management changed those assumptions and all material assumptions underlying Gemini management's projections. Revise to clarify the statement that Gemini management "desired to take a more conservative approach with respect to certain of the forecasted financial information," where it did not reduce the number of years included in the projections. Clarify what industry benchmarks Gemini management used to create the probabilities of success and why it believe probabilities were appropriate where drugs are approved or they are not. Clarify the difference between "Gemini" and "Gemini management" in the disclosure on page 159. Clarify on whose experience and judgment Gemini management relied to adjust the projections in the last line of the added disclosure on page 159. Revise the projections disclosed here to disclose all information provided in the materials provided to the Gemini Board.

Disc's Pipeline, page 260

10. We note your response to our prior comment 19, as well as your revisions to Disc's pipeline table. Pipeline tables may only contain columns for Phases 1, 2 and 3, which must be equal in size. We note this is consistent with your government regulation disclosure on pages 251-52. Please revise to remove the newly added Phase 1b column. Also revise the table to provide clear delineation for each column. Use one row for each product candidate. Please eliminate the top arrow for the DISC-0974 SAD study, as it is not associated with a specific indication and could be misinterpreted as a separate product candidate. In addition, the point of the arrow for each product candidate should end at its current status. As such, where the DISC-0974 CKD study has not yet commenced Phase 2, the arrow should end in Phase 1. Also, eliminate the shadow arrows, as they do not reflect the current status. You may address current status or future milestones in the far right column. Please use footnotes for additional information or to explain any abbreviations you have not otherwise defined.

Intellectual Property, page 290

11. We note your response to our prior comment 22 and the addition of a tabular presentation of your owned patent portfolio. We note that your owned patent portfolio consists of pending patent applications for PTC patents as well as one US patent. Please revise your tabular presentation to indicate which patent families are the pending PTC patents and which is the pending US patent.

       You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Abby Adams at (202) 551-6902 with any other questions.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Mark Nylen, Esq.